UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Markforged Holding Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

57064N102

(CUSIP Number)

July 14, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Management 7, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,126,742 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,126,742 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,126,742 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP 7 (as defined in Item 2(a) below). NBVM 7 (as defined in Item 2(a) below) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) below) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Excludes 2,633,246 Earnout Shares that will be released from escrow upon certain conditions set forth in the Agreement and Plan of Merger by and among one, Caspian Merger Sub Inc., and MarkForged, dated as of February 23, 2021 and attached as Annex A attached to the Prospectus for the Issuer’s predecessor in interest and previously known as one filed with the Securities and Exchange Commission on June 24, 2021 (the “Merger Agreement”).

(2)

Based on 185,251,837 shares of Common Stock outstanding as of July 14, 2021, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on July 20, 2021 (the “Form 8-K”).

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS NBVM GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,126,742 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,126,742 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,126,742 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7% (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by NBVP 7 (as defined in Item 2(a) below). NBVM 7 (as defined in Item 2(a) below) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) below) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Excludes 2,633,246 Earnout Shares that will be released from escrow upon certain conditions set forth in the Merger Agreement.
(3)	Based on 185,251,837 shares of Common Stock outstanding as of July 14, 2021, as reported by the Issuer in the Form 8-K.

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Partners 7, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,126,742 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,126,742 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,126,742 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP 7 (as defined in Item 2(a) below). NBVM 7 (as defined in Item 2(a) below) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) below) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Excludes 2,633,246 Earnout Shares that will be released from escrow upon certain conditions set forth in the Merger Agreement.
(3)	Based on 185,251,837 shares of Common Stock outstanding as of July 14, 2021, as reported by the Issuer in the Form 8-K.

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS Edward T. Anderson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,126,742 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,126,742 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,126,742(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by NBVP 7 (as defined in Item 2(a) below). NBVM 7 (as defined in Item 2(a) below) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) below) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Excludes 2,633,246 Earnout Shares that will be release from escrow upon certain conditions set forth in the Merger Agreement.
(3)	Based on 185,251,837 shares of Common Stock outstanding as of July 14, 2021, as reported by the Issuer in the Form 8-K.

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS Richard A. D’Amore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,126,742 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,126,742 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,126,742(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by NBVP 7 (as defined in Item 2(a) below). NBVM 7 (as defined in Item 2(a) below) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) below) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Excludes 2,633,246 Earnout Shares that will be release from escrow upon certain conditions set forth in the Merger Agreement.
(3)	Based on 185,251,837 shares of Common Stock outstanding as of July 14, 2021, as reported by the Issuer in the Form 8-K.

CUSIP No. 57064N102	13G

Item 1(a).	Name of Issuer:

Markforged Holding Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

480 Pleasant Street

Watertown, MA 02471

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by North Bridge Venture Partners 7, L.P. (“NBVP 7”), North Bridge Venture Management 7, L.P. (“NBVM 7”), NBVM GP, LLC (“NBVM GP” and together with NBVP 7 and NBVM 7, the “Reporting Entities”) and Edward T. Anderson (“Anderson”), a member of the Issuer’s board of directors, and Richard A. D’Amore (“D’Amore” and together with Anderson, the “Managers”). The Reporting Entities and the Managing Members collectively are referred to as the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 60 William Street, Suite 350, Wellesley, MA 02481.

Item 2(c).	Citizenship:

NBVP GP is a limited liability company organized under the laws of the State of Delaware. NBVP 7 and NBVM 7 are each limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

57064N102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. NBVP 7 is the record owner of the 29,126,742 shares of Common Stock (the “NBVP 7 Shares”). As the general partner of NBVP 7, NBVM 7 may be deemed to beneficially own the NBVP 7 Shares. As the general partner of NBVM 7, NBVM GP may be deemed to beneficially own the NBVP 7 Shares. As the managers of NBVM GP, each of the Managers also may be deemed to beneficially own the NBVP 7 Shares. Excludes 2,633,246 Earnout Shares that will be release from escrow upon certain conditions set forth in the Merger Agreement.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of NBVP 7 and NBVM 7 and the limited liability company agreement of NBVM GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 57064N102	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2021

NORTH BRIDGE VENTURE PARTNERS 7, L.P.

By:	North Bridge Venture Management 7, L.P.
Its:	General Partner

	By:	NBVM GP, LLC
	Its:	General Partner

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

NORTH BRIDGE VENTURE MANAGEMENT 7, L.P.

By:	NBVM GP, LLC
Its:	General Partner

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

NBVM GP, LLC

	By:	/s/ Edward T. Anderson
Edward T. Anderson
	Its:	Manager

/s/ Edward T. Anderson
Edward T. Anderson

/s/ Richard A. D’Amore
Richard A. D’Amore